SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

January 13, 2015

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 21 2014 to, January 13 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	January 13, 2015

ASX Announcement	13 January 2015

Alcoa Fourth Quarter Earnings Release

Alumina Limited notes Alcoa Inc’s (“Alcoa”) quarterly earnings release and attaches it for reference. Selected information from the Alcoa alumina business segment and relevant market data to assist readers in understanding the market, operational and commercial matters of Alcoa World Alumina & Chemicals (“AWAC”) are also attached.

Alumina Limited owns 40% of each of the AWAC entities, which form a part of the Alcoa alumina business segment. The AWAC Point Henry (closed 1 August 2014) and Portland smelting operations are included in the Alcoa primary metals business segment. As a result, the AWAC results cannot be directly inferred from the Alcoa earnings release. Further, unlike Alumina Limited, Alcoa reports according to US GAAP.

Alumina Limited’s CEO Peter Wasow, commented, “Margins in the fourth quarter for the alumina segment significantly improved from the third quarter, predominately due to a better average realised alumina price and the stronger US dollar over the Australian dollar and Brazilian Real. The improvement also reflected lower energy costs and continued productivity gains.”

AWAC’s production of alumina was 4.0 million tonnes for the fourth quarter.

Alumina Limited received capital repayments and income from AWAC of $45 million in the fourth quarter, bringing the total receipts to $119 million for the 2014 year. Capital receipts in the fourth quarter included $16 million relating to the sale of AWAC’s interest in the Jamalco refinery. The majority of the balance of the sale proceeds was applied against AWAC’s outstanding loans from Alcoa Inc relating to the Alba settlements. As a result, these Alba related loans from Alcoa Inc have been fully repaid. Alumina Limited’s cash capital contributions to AWAC were $10 million during the fourth quarter for the Ma’aden joint venture project. Total capital contributions by Alumina Limited to AWAC for 2014 were $42 million.

Alumina Limited’s net debt was approximately $87 million at the end of December 2014.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013

For investor enquiries:	For media enquiries:

Chris Thiris	Nerida Mossop
Chief Financial Officer	Hinton and Associates
Phone: +61 3 8699 2603	Phone:	+61 3 9600 1979	Alumina Limited
chris.thiris@aluminalimited.com	Mobile:	+61 437 361 433	ABN 85 004 820 419

Charles Smitheram			GPO Box 5411
Phone: +61 3 8699 2613			Melbourne Vic 3001
charles.smitheram@aluminalimited.com			Australia

Level 12 IBM Centre
60 City Road
Stephen Foster			Southbank Vic 3006
Company Secretary			Australia

Tel +61 (0)3 8699 2600
13 January 2015			Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited
Alcoa Inc’s 4Q 2014 alumina business segment highlights
Market data on commodity prices and foreign exchange rates
13 January 2015
ALUMINA LIMITED

ALUMINA LIMITED
Disclaimer
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts.
2

Alcoa Inc’s alumina business segment highlights
ALUMINA LIMITED
Description
4Q 2014
3Q 2014
Selected Highlights
ATOI (after-tax operating income)
$178m
$62m
API/spot prices outperformed improvement in LME-based prices
Shipments were higher whilst production was down mainly due to the sale of the interest in Jamalco on 1 December
Currency movements reduced expenses by $40m, after tax
Other costs, which include gains from productivity and lower fuel oil costs but higher maintenance, decreased by $4m, after tax
Adjusted EBITDA/Production
$85 /ton
$46 /ton
Pricing and FX had large positive impacts
($ per metric ton)
FY2014 Adjusted EBITDA/Production was $55/ton compared to $45/ton for FY2013
1Q 2015 Outlook
4Q 2014 Special Items
3Q 2014 Special Items
c.75% of 2015 3rd party smelter grade shipments on API/spot basis
Sale of Jamalco refinery reflected in Alcoa special items
Memorandum of Understanding with Govt of Suriname to undertake a strategic review of the Suralco refinery operations
All other performance categories (excluding LME, FX and API) are expected to improve to offset lower volume due to sale of Jamalco interest and Ma’aden start-up costs
Evaluating Suralco via MOU with Suriname Government
Re-measurement of Brazil deferred tax assets following approval for 10 year reduction in tax rate resulting in a non-cash charge not included in alumina segment ATOI
Ma’aden start-up costs expected to increase $5m
Important Notes:
Numerical information above is sourced from, and should be read in conjunction with, Alcoa Inc’s quarterly earnings releases and presentations and relates to the Alcoa Inc alumina business segment.
The Alcoa Inc alumina segment includes mining and refining operations at Pocos de Caldes and an additional 15% interest in the Sao Luis refinery which are not part of AWAC. AWAC accounted for 3.987 mt of the 4.161 mt of alumina produced by the Alcoa Inc alumina business segment in 4Q 2014. AWAC’s interest in the Portland and Point Henry smelters is included in the Alcoa Inc primary metals business segment.
Adjusted EBITDA is a non-GAAP financial measure derived from Alcoa’s consolidated financial information. Alcoa Inc’s financial statements are prepared in accordance with US GAAP. The definition of Adjusted EBITDA and reconciliations to the most directly comparable GAAP financial measure can be found in the schedules to Alcoa Inc’s earnings release.
Sources: Alcoa Inc 4Q and 3Q 2014 Results Announcements and 4Q and 3Q 2014 Earnings Conference presentations
3
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

LME aluminium prices (3-month)
ALUMINA LIMITED
Daily (US$/t)
$2,400 $2,300 $2,200 $2,100 $2,000 $1,900 $1,800 $1,700 $1,600
4Q14^
Jan - 12 Jul - 12 Jan - 13 Jul - 13 Jan - 14 Jul - 14 Dec-14
^ Indicative pricing relevant to 4Q14 alumina sales due to 2-month lag
Quarter average (lagged, US$/t)
2,191 2,106 2,045 1,982 1,976 1,978 2,007 1,959 1,880 1,844 1,846 1,783 1,782
4Q14^
1Q12 (Nov/Jan)
2Q12 (Feb/Apr)
3Q12 (May/Jul)
4Q12 (Aug/Oct)
1Q13 (Nov/Jan)
2Q13 (Feb/Apr)
3Q13 (May/Jul)
4Q13 (Aug/Oct)
1Q14 (Nov/Jan)
2Q14 (Feb/Apr)
3Q14 (May/Jul)
4Q14 (Aug/Oct)
1Q15 (Nov/Dec)
Sources: Thomson Reuters, January 2015
4
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

LME aluminium, spot alumina & implied linkage
ALUMINA LIMITED
Relative Movement of LME aluminium and Platts alumina (Index basis)
Index
120 110 100 90 80
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
01-Jan-14
01-Apr-14
01-Jul-14
01-Oct-14
01-Jan-15
LME Aluminium (3 Month)
Platts alumina - FOB Australia Prices
US$/t
4Q14^
22%
19%
16%
13%
$350
$325
$300
$275
$250
$225
$200
$175
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
01-Jul-13
01-Oct-13
01-Jan-14
01-Apr-14
01-Jul-14
01-Oct -14
01-Jan -15
Platts alumina - FOB Australia Prices (LHS)
Spot implied linkage to LME aluminium (3 month) (RHS)
Sources: Alumina: Platts, January 2015 LME Aluminium: Thomson Reuters, January 2015
5
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

LME aluminium (spot) and regional premiums
ALUMINA LIMITED
LME aluminium spot
Aluminium Japan regional premium*
US$/t
2,400
2,300
2,200
2,100
2,000
1,900
1,800
1,700
1,600
4Q14^
440
355
270
185
100
Jan-12 Jul-12 Jan-13 Jul-13 Jan-14 Jul-14 Jan-15
Jan-12 Jun-12 Nov-12 Apr-13 Sep-13 Feb-14 Jul-14 Dec-14
^ Indicative pricing relevant to 4Q14 sales due to lag
* Japan Aluminium Spot Premium (monthly data ) – Ingot, CIF, Western.
Sources: Thomson Reuters, January 2015 (LHS) & Harbor Aluminium January 2015 (RHS).
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
6

Foreign Exchange
ALUMINA LIMITED
A$/US$*
4Q14
1.10
1.05
1.00
0.95
0.90
0.85
0.80
01-Jan-12 01-Jul-12 01-Jan-13 01-Jul-13 01-Jan-14 01-Jul-14 01-Jan-15
Euro/US$*
4Q14
1.40
1.35
1.30
1.25
1.20
1.15
01-Jan-12 01-Jul-12 01-Jan-13 01-Jul-13 01-Jan-14 01-Jul-14 01-Jan-15
4Q14
Brazilian Real/US$*
0.60
0.55
0.50
0.45
0.40
0.35
01-Jan-12 01-Jul-12 01-Jan-13 01-Jul-13 01-Jan-14 01-Jul-14 01-Jan-15
*Sources: Thomson Reuters, January 2015
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts
7

Energy
ALUMINA LIMITED
Brent Crude (US$/bbl)*
$130
$115
$100
$85
$70
$55
01-Jan-12 01-Apr-12 01-Jul-12 01-Oct-12 01-Jan-13 01-Apr-13 01-Jul-13 01-Oct-13 01-Jan-14 01-Apr-14 01-Jul-14 01-Oct-14 31-Dec-14
AWAC refineries using oil:
- Spain (transition to gas from FY15)
- Suriname
- Jamaica (sold 1 December 2014)
Note: Brent Crude as indicative proxy for oil based refineries
Henry Hub (US$/MMBtu)*
$7.50
$6.00
$4.50
$3.00
$1.50
03-Jan-12 03-Apr-12 03-Jul-12 03-Oct-12 03-Jan-13 03-Apr-13 03-Jul-13 03-Oct-13 03-Jan-14 03-Apr-14 03-Jul-14 03-Oct-14
31-Dec-14
Point Comfort refinery on Henry Hub Gas
* Sources: Thomson Reuters, January 2015
8
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

Caustic Soda

$450
$400
$350
$300
$250
US$/t
01-Jul-13
01-Oct-13
01-Jan-14
01-Apr-14
01-Jul-14
01-Oct-14
31-Dec-14
Northeast (US$/t)
Southeast (US$/t)
FOB Rotterdam (US$/t)
FOB US Gulf (US$/t)

Source: Platts, January 2015

9

Caustic Soda
ALUMINA LIMITED
US$/t
$450
$400
$350
$300
$250
01-Jul-13 01-Oct-13 01-Jan-14 01-Apr-14 01-Jul-14 01-Oct-14 31-Dec-14
Northeast Southeast FOB Rotterdam FOB US Gulf
(US$/t) (US$/t) (US$/t) (US$/t)
Source: Platts, January 2015
9
Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

Investor Contact	Media Contact
Kelly Pasterick	Monica Orbe
(212) 836-2674	(212) 836-2632
Kelly.Pasterick@alcoa.com	Monica.Orbe@alcoa.com

Alcoa Reports Strong Fourth Quarter 2014 and Full-Year

Results as Transformation Strengthens Profitability

4Q 2014 Highlights

•	Net income of $159 million, or $0.11 per share; excluding special items, net income of $432 million, or $0.33 per share

•	Revenue of $6.4 billion, up 14 percent year-over-year

•	Engineered Products and Solutions 19th consecutive quarter of year-over-year after-tax operating income growth, excluding Firth Rixson

•	Global Rolled Products after-tax operating income more than triples year-over-year, auto growth continues

•	Upstream business improves performance for 13th consecutive quarter

•	Alumina after-tax operating income up more than twofold year-over-year

•	Primary Metals adjusted EBITDA per metric ton strongest since second quarter 2008

•	Record quarter cash from operations of $1.5 billion

•	Free cash flow of $989 million, highest since fourth quarter 2010

•	Alcoa projects 7 percent global aluminum demand growth in 2015

4Q 2014 Transformation Highlights

•	Completed Firth Rixson acquisition, announced planned purchase of TITAL, and investing in jet engine coating technology in Michigan, U.S., all further strengthening aerospace portfolio

•	Unveiled Micromill™ for next-generation aluminum sheet

•	Sold three European rolling mills; Completed closure of Australian can sheet rolling mills

•	Ma’aden-Alcoa joint venture produced first alumina from Saudi Arabian bauxite

•	Sold stakes in upstream assets: Jamalco, Jamaica and Mt. Holly, South Carolina

Full-Year 2014 Highlights

•	Net income of $268 million, or $0.21 per share; excluding special items, net income of $1.1 billion, or $0.92 per share, up $759 million from 2013

•	Revenue of $23.9 billion, up 4 percent from 2013

•	Strongest full-year operating results since 2008

•	Record results in Engineered Products and Solutions

•	Cash from operations of $1.7 billion

•	Free cash flow of $455 million

•	$1.2 billion in productivity gains

New York, Jan. 12, 2015 – Lightweight metals leader Alcoa (NYSE:AA) today reported a jump in fourth quarter and full-year 2014 profits, culminating a year of significant transformation for the Company. Alcoa is reshaping its portfolio for profitable growth by building its innovative, multi-material value-add businesses and by creating a globally competitive commodity business.

In fourth quarter 2014, Alcoa reported net income of $159 million, or $0.11 per share, which includes $273 million in special items largely tied to previously announced restructurings in the upstream and midstream businesses, aligned with the Company’s objective of enhancing its portfolio.

Year-over-year, fourth quarter 2014 results are up from a net loss of $2.3 billion, or $2.19 per share. Excluding the impact of special items, fourth quarter 2014 net income was $432 million, or $0.33 per share, which rose significantly from fourth quarter 2013 net income of $40 million, or $0.04 per share.

Fourth quarter 2014 revenue was $6.4 billion, up 14 percent from $5.6 billion in fourth quarter 2013. Higher sales in Alcoa’s value-add businesses, comprising the mid and downstream, favorable metal prices and energy sales drove the Company’s year-over-year revenue increase.

“Our strong fourth quarter capped a pivotal year as we significantly accelerated Alcoa’s transformation,” said Klaus Kleinfeld, Alcoa Chairman and Chief Executive Officer. “As we built out our value-add businesses, we gained profitable share across exciting downstream growth markets and captured aerospace and automotive growth in the midstream. On the commodity side, our hard work reshaping the portfolio continues to pay off with improved performance for the 13th quarter in a row. In 2014 we delivered Alcoa’s strongest operating results since 2008; we enter 2015 on solid footing, poised to continue transforming and growing.”

Engineered Products and Solutions reported its 19th consecutive quarter of year-over-year after-tax operating income growth, excluding Firth Rixson. Global Rolled Products continued to benefit from the historic shift to aluminum intensive vehicles, shipping a record volume of automotive sheet. In Global Primary Products, comprising Alumina and Primary Metals, the Alumina segment’s profitability more than doubled year-over-year. Primary Metals adjusted EBITDA per metric ton was the strongest since second quarter 2008, primarily reflecting a lower cost, globally competitive commodity business.

Special items in fourth quarter 2014 included $200 million in restructuring-related costs, approximately 80 percent non-cash, primarily tied to the sales of three European rolling mills (see Value-add Portfolio Transformation below) and an ownership stake in a bauxite mining and alumina refining joint venture in Jamaica (see Upstream Portfolio Transformation below).

2014 Full-Year Results

In 2014, Alcoa reported net income of $268 million, or $0.21 per share, compared to a net loss of $2.3 billion, or $2.14 per share, in 2013.

Excluding the impact of special items, strong performance growth drove 2014 net income of $1.1 billion, or $0.92 per share, up slightly more than threefold from 2013 net income of $357 million, or $0.33 per share. Revenue in 2014 was $23.9 billion, up 4 percent from $23 billion in 2013.

In 2014, Alcoa continued to execute against its financial targets. The Company achieved $1.2 billion productivity savings, exceeding an $850 million annual target; managed growth capital expenditures of $484 million against a $500 million annual target and controlled sustaining capital expenditures of $735 million against a $750 million annual target. Progress on the Saudi Arabia joint venture project remained on track with $91 million invested in 2014 against a $125 million annual target.

For full-year 2014, Alcoa delivered $455 million in positive free cash flow. The Company produced $989 million of free cash flow in fourth quarter 2014, the highest since fourth quarter 2010.

For full-year 2014, Alcoa’s cash from operations totaled $1.7 billion. In fourth quarter 2014, the Company’s cash from operations was $1.5 billion, a quarterly record.

Fourth quarter average days working capital held steady year-over-year at 28 days. The Company has reduced average days working capital by 9 days since 2009.

The Company’s debt totaled $8.9 billion at the end of 2014, with cash on hand of $1.9 billion. Alcoa’s debt-to-capital ratio stood at 37.4 percent, with net debt-to-capital at 32 percent.

Value-add Portfolio Transformation

Alcoa continued to make investments in the fourth quarter to expand its multi-material, innovative value-add portfolio for enhanced profitable growth.

In the downstream, the Company completed the acquisition of jet engine component leader Firth Rixson. With this acquisition, Alcoa’s revenues are expected to increase by $1.6 billion, driving an additional $350 million EBITDA, by 2016, and by $2 billion by 2019. Alcoa also announced plans to purchase TITAL to grow its platform of titanium aerospace components. In 2013, TITAL generated revenues of approximately $100 million, more than half of which came from titanium products. TITAL’s titanium revenues are expected to increase 70 percent by 2019. Alcoa expects to close the transaction in the first quarter 2015.

Additionally, Alcoa is doubling its jet engine coating technology capacity at its Whitehall, Michigan, U.S. facility. Investments in the robust aerospace market further strengthen Alcoa’s global aerospace portfolio to meet growing demand for hotter-running, more fuel-efficient jet engines.

In the midstream, the Company unveiled the Micromill™ to manufacture the most advanced aluminum sheet on the market. The Micromill’s breakthrough casting technology will enable the next generation of automotive aluminum products and equip Alcoa to capture growing demand from the automotive industry. Automotive parts made with Alcoa Micromill® material will be twice as formable and 30 percent lighter than parts made from high strength steel.

Alcoa is also reshaping its midstream business to focus on higher growth products and markets. In the fourth quarter, the Company finalized the sale of three European rolling mills, two in Spain and one in France, to a subsidiary of Atlas Holdings LLC. Alcoa also completed the closure of the Point Henry and Yennora, Australia can sheet rolling mills.

Upstream Portfolio Transformation

Alcoa continues to reduce costs in the upstream, making its commodity business increasingly competitive on a global scale.

In the fourth quarter, the Company completed sales of two upstream assets. Alcoa World Alumina and Chemicals sold its 55 percent ownership stake in the Jamalco bauxite mining and alumina refining joint venture to Noble Group Ltd for $140 million. Alcoa also sold its 50.33 percent interest in the Mt. Holly aluminum smelter to Century Aluminum Company for $67.5 million. Alcoa has curtailed, closed or sold 1.3 million metric tons, or 31 percent, of its highest cost global smelting capacity since 2007.

In Saudi Arabia, the Ma’aden-Alcoa joint venture refinery is fully operational and produced its first alumina in the fourth quarter from Saudi Arabian bauxite. The smelter is fully operational and profitable.

Investing in the world’s lowest-cost aluminum complex and divesting, or closing, high cost capacity supports the Company’s goal to create a globally competitive commodity business. Alcoa aims to lower its position on the world aluminum production cost curve to the 38th percentile and the global alumina cost curve to the 21st percentile by 2016.

2015 End Market Projections

Alcoa projects another strong year for global aerospace sales. The Company expects 2015 global aerospace sales to increase 9 to 10 percent over 2014, on continued robust demand for large commercial aircraft, regional jets and jet engines. For automotive, the Company projects steady growth to continue in 2015. Alcoa forecasts global automotive production of 2 to 4 percent driven by replacement demand and low lending rates in North America and both the growth of the middle class and clean air regulations in China.

Alcoa projects stable 2015 global commercial transportation production of negative 1 to positive 3 percent. After a strong 2014, the trucking market in North America is expected to remain positive in 2015 with production growth of 3 to 7 percent on strong orders and freight growth. In the packaging market, Alcoa projects global sales growth of 2 to 3 percent in 2015.

Alcoa expects the building and construction market to continue to improve from 2014 with 2015 global sales growth of 5 to 7 percent. The North American market is expected to sustain its gradual recovery in 2015, while the European market is likely to remain in decline.

In the industrial gas turbine market, the Company projects a 1 to 3 percent growth rate in 2015, rebounding from a decline in 2014. The airfoil market is expected to improve as original equipment manufacturers develop new, advanced turbines and upgrade existing turbines.

Alcoa sees global aluminum demand growth of 7 percent in 2015, following 7 percent growth in 2014.

Segment Information

Engineered Products and Solutions

ATOI in the fourth quarter was $165 million, compared to $209 million in third quarter 2014, and down $3 million or 2 percent year-over-year, including a Firth Rixson integration impact of $12 million. Excluding that impact, ATOI was a fourth quarter record and the 19th consecutive quarter of year-over-year ATOI growth; continued productivity gains and higher volumes drove the improvement, mostly offset by cost increases and unfavorable mix. This segment reported a fourth quarter adjusted EBITDA margin of 18.9 percent compared to 20.3 percent for the same quarter last year; excluding Firth Rixson, adjusted EBITDA margin performance of 20.6 percent was a fourth quarter record.

Global Rolled Products

ATOI in the fourth quarter was $71 million compared to $103 million in third quarter 2014, and $21 million in fourth quarter 2013. The segment had record automotive sheet shipments, resulting from the Davenport expansion. From the prior year, this segment increased profits by 238 percent, mainly driven by strong productivity, higher metal prices, and higher volume in North American automotive and aerospace. Results were partially offset by cost increases from deferred maintenance, automotive ramp-up, increased regional premiums in Russia and Europe as well as pricing pressure in the packaging and European industrial markets. The segment will continue to increase production in the first quarter to serve growing demand for aluminum intensive vehicles.

Alumina

ATOI in the fourth quarter was $178 million, up $116 million sequentially from $62 million, and up $108 million year-over-year from $70 million. The increase in sequential ATOI was primarily due to higher pricing on both Alumina Price Index and London Metal Exchange-based contracts, favorable foreign currency exchange rates and energy costs, and increased productivity. Results were slightly offset by higher pre-operational costs at the Saudi Arabia refinery and maintenance costs. Adjusted EBITDA per metric ton increased $39 from third quarter 2014 to $85 per metric ton in fourth quarter 2014.

Primary Metals

ATOI in the fourth quarter was $267 million, up $22 million sequentially from $245 million, and up $302 million from negative $35 million in fourth quarter 2013. Third-party realized price in fourth quarter 2014 was $2,578 per metric ton, up 2 percent sequentially, and up 20 percent year-over-year. Improved sequential earnings were driven by higher realized prices, the absence of charges in the third quarter related to previously announced smelter closures in Italy and Australia, favorable foreign currency exchange rates, increased productivity and the ramp up of the Saudi Arabia smelter. Results were partially offset by higher power costs, primarily in Spain, and higher materials costs. Adjusted EBITDA per metric ton was $629, $17 per metric ton higher than third quarter 2014.

Alcoa will hold its quarterly conference call at 5:00 PM Eastern Time on January 12, 2015 to present the quarter and full-year results. The meeting will be webcast via alcoa.com. Call information and related details are available at www.alcoa.com under “Invest.” Presentation materials used during this meeting will be available for viewing at 4:15 PM Eastern Time at www.alcoa.com.

About Alcoa

A global leader in lightweight metals technology, engineering and manufacturing, Alcoa innovates multi-material solutions that advance our world. Our technologies enhance transportation, from automotive and commercial transport to air and space travel, and improve industrial and consumer electronics products. We enable smart buildings, sustainable food and beverage packaging, high-performance defense vehicles across air, land and sea, deeper oil and gas drilling and more efficient power generation. We pioneered the aluminum industry over 125 years ago, and today, our approximately 59,000 people in 30 countries deliver value-add products made of titanium, nickel and aluminum, and produce best-in-class bauxite, alumina and primary aluminum products. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa and follow us on Facebook at www.facebook.com/Alcoa.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “outlook,” “plans,” “projects,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, and growth opportunities for aluminum in automotive, aerospace, and other applications; targeted financial results or operating performance; statements about Alcoa’s strategies, outlook, and business and financial prospects; and statements regarding Alcoa’s portfolio transformation, including the expected benefits of acquisitions. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of risks and uncertainties and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, packaging, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs or the costs of other raw materials, or the unavailability or interruption of energy supplies; (f) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including increasing revenues and improving margins in its Engineered Products and Solutions and Global Rolled Products segments and moving its alumina refining and aluminum smelting businesses down on the industry cost curves) anticipated from its restructuring programs and productivity improvement, cash sustainability, technology, and other initiatives; (g) failure to advance or successfully implement, to achieve commercialization of, or to realize expected benefits from, new or innovative technologies, equipment, processes, or products, including, without limitation, the Alcoa Micromill® continuous casting process, whether due to changes in the regulatory environment, competitive developments, unexpected events, such as failure of equipment or processes to meet specifications, or other factors; (h) Alcoa’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of non-core assets, or from newly constructed, expanded, or acquired facilities, or from international joint ventures, including the joint venture in Saudi Arabia; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, imposition of sanctions, expropriation of assets, or other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government investigations, and environmental remediation; (k) the impact of cyber attacks and potential information technology or data security breaches; (l) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, required regulatory approvals or the inability to satisfy the other closing conditions to the proposed TITAL acquisition; (m) the risk that Firth Rixson or other acquired businesses will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; (n) the loss of customers, suppliers, and other business relationships as a result of acquisitions, competitive developments, or other factors; and (o) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (SEC). Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Non-GAAP Financial Measures

Some of the information included in this release is derived from Alcoa’s consolidated financial information but is not presented in Alcoa’s financial statements prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. Reconciliations to the most directly comparable GAAP financial measures and management’s rationale for the use of the non-GAAP financial measures can be found in the schedules to this release and on our website at www.alcoa.com under the “Invest” section. Alcoa has not provided a reconciliation of any forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures, due primarily to variability and difficulty in making accurate forecasts and projections, as not all of the information necessary for a quantitative reconciliation is available to the Company without unreasonable effort.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited)

(in millions, except per-share, share, and metric ton amounts)

	Quarter ended
	December 31, 2013	September 30, 2014	December 31, 2014
Sales	$5,585	$6,239	$6,377

Cost of goods sold (exclusive of expenses below)	4,708	4,904	4,973
Selling, general administrative, and other expenses	255	243	271
Research and development expenses	57	57	60
Provision for depreciation, depletion, and amortization	350	347	335
Impairment of goodwill	1,731	—	—
Restructuring and other charges	380	209	388
Interest expense	112	126	122
Other (income) expenses, net	(10)	23	(6)

Total costs and expenses	7,583	5,909	6,143

(Loss) income before income taxes	(1,998)	330	234
Provision for income taxes	312	199	120

Net (loss) income	(2,310)	131	114

Less: Net income (loss) attributable to noncontrolling interests	29	(18)	(45)

NET (LOSS) INCOME ATTRIBUTABLE TO ALCOA	$(2,339)	$149	$159

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net (loss) income(1)	$(2.19)	$0.13	$0.12
Average number of shares(2)	1,070,195,520	1,176,560,799	1,196,232,954

Diluted:
Net (loss) income(1)	$(2.19)	$0.12	$0.11
Average number of shares(3)	1,070,195,520	1,204,581,680	1,217,350,305

Shipments of aluminum products (metric tons)	1,242,000	1,225,000	1,196,000

(1)	In order to calculate both basic and diluted earnings per share for the quarter ended December 31, 2014, preferred stock dividends declared of $19 need to be subtracted from Net income attributable to Alcoa.
(2)	In the first quarter of 2014, holders of $575 principal amount of Alcoa’s 5.25% Convertible Notes due March 15, 2014 (the “Notes”) exercised their option to convert the Notes into 89 million shares of Alcoa common stock. As a result, the respective basic average number of shares for the quarters ended September 30, 2014 and December 31, 2014 includes all 89 million shares. Additionally, in the fourth quarter of 2014, Alcoa issued 37 million shares of its common stock as part of the consideration paid to acquire an aerospace business, Firth Rixson. As a result, the basic average number of shares for the quarter ended December 31, 2014 includes 17 million representing the weighted average number of shares for the length of time the 37 million shares were outstanding during the fourth quarter of 2014.
(3)	In the quarter ended December 31, 2013, the diluted average number of shares does not include any share equivalents as their effect was anti-dilutive. In the quarter ended September 30, 2014, the difference between the diluted average number of shares and the basic average number of shares relates to share equivalents associated with outstanding employee stock options and awards (20 million) and mandatory convertible preferred stock (8 million). In the quarter ended December 31, 2014, the difference between the diluted average number of shares and the basic average number of shares relates to share equivalents associated with outstanding employee stock options and awards. The diluted average number of shares for the quarter ended December 31, 2014 does not include any share equivalents related to the mandatory convertible preferred stock as their effect was anti-dilutive.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited), continued

(in millions, except per-share, share, and metric ton amounts)

	Year ended December 31,
	2013	2014
Sales	$23,032	$23,906

Cost of goods sold (exclusive of expenses below)	19,286	19,137
Selling, general administrative, and other expenses	1,008	995
Research and development expenses	192	218
Provision for depreciation, depletion, and amortization	1,421	1,371
Impairment of goodwill	1,731	—
Restructuring and other charges	782	1,168
Interest expense	453	473
Other (income) expenses, net	(25)	47

Total costs and expenses	24,848	23,409

(Loss) income before income taxes	(1,816)	497
Provision for income taxes	428	320

Net (loss) income	(2,244)	177

Less: Net income (loss) attributable to noncontrolling interests	41	(91)

NET (LOSS) INCOME ATTRIBUTABLE TO ALCOA	$(2,285)	$268

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net (loss) income(1)	$(2.14)	$0.21
Average number of shares(2)	1,069,517,485	1,161,718,625

Diluted:
Net (loss) income(1)	$(2.14)	$0.21
Average number of shares(3)	1,069,517,485	1,180,050,215

Common stock outstanding at the end of the period	1,071,011,162	1,216,663,661

Shipments of aluminum products (metric tons)	4,994,000	4,794,000

(1)	In order to calculate both basic and diluted earnings per share for the years ended December 31, 2013 and 2014, preferred stock dividends declared of $2 and $21, respectively, need to be subtracted from Net (loss) income attributable to Alcoa.
(2)	In the first quarter of 2014, holders of $575 principal amount of Alcoa’s 5.25% Convertible Notes due March 15, 2014 (the “Notes”) exercised their option to convert the Notes into 89 million shares of Alcoa common stock. Additionally, in the fourth quarter of 2014, Alcoa issued 37 million shares of its common stock as part of the consideration paid to acquire an aerospace business, Firth Rixson. As a result, the basic average number of shares for the year ended December 31, 2014 includes 77 million representing the weighted average number of shares for the length of time the 126 million shares were outstanding during 2014.
(3)	In the year ended December 31, 2013, the diluted average number of shares does not include any share equivalents as their effect was anti-dilutive. In the year ended December 31, 2014, the difference between the diluted average number of shares and the basic average number of shares relates to share equivalents associated with outstanding employee stock options and awards. The diluted average number of shares for the year ended December 31, 2014 does not include any share equivalents related to the Notes or mandatory convertible preferred stock as their effect was anti-dilutive.

Alcoa and subsidiaries

Consolidated Balance Sheet (unaudited)

(in millions)

	December 31, 2013	December 31, 2014*
ASSETS
Current assets:
Cash and cash equivalents	$1,437	$1,877
Receivables from customers, less allowances of $20 and $14 in 2013 and 2014, respectively	1,221	1,395
Other receivables	597	747
Inventories	2,705	3,082
Prepaid expenses and other current assets	1,009	1,100

Total current assets	6,969	8,201

Properties, plants, and equipment	36,866	35,728
Less: accumulated depreciation, depletion, and amortization	19,227	19,302

Properties, plants, and equipment, net	17,639	16,426

Goodwill	3,415	5,247
Investments	1,907	1,944
Deferred income taxes	3,184	2,855
Other noncurrent assets	2,628	2,738

Total assets	$35,742	$37,411

LIABILITIES
Current liabilities:
Short-term borrowings	$57	$54
Accounts payable, trade	2,960	3,152
Accrued compensation and retirement costs	1,013	937
Taxes, including income taxes	376	345
Other current liabilities	1,044	1,021
Long-term debt due within one year	655	29

Total current liabilities	6,105	5,538

Long-term debt, less amount due within one year	7,607	8,769
Accrued pension benefits	3,183	3,255
Accrued other postretirement benefits	2,354	2,155
Other noncurrent liabilities and deferred credits	2,971	2,881

Total liabilities	22,220	22,598

EQUITY
Alcoa shareholders’ equity:
Preferred stock	55	55
Mandatory convertible preferred stock	—	3
Common stock	1,178	1,304
Additional capital	7,509	9,284
Retained earnings	9,272	9,379
Treasury stock, at cost	(3,762)	(3,042)
Accumulated other comprehensive loss	(3,659)	(4,665)

Total Alcoa shareholders’ equity	10,593	12,318

Noncontrolling interests	2,929	2,495

Total equity	13,522	14,813

Total liabilities and equity	$35,742	$37,411

*	The Consolidated Balance Sheet as of December 31, 2014 includes amounts related to the acquisition of an aerospace business, Firth Rixson. These amounts are composed of an estimate of the beginning balance sheet of Firth Rixson on the acquisition date, November 19, 2014, and the changes in these balances from November 19, 2014 through December 31, 2014. The estimate of the beginning balance sheet is the result of allocating $1,240 of the $3,125 purchase price to various assets, primarily Properties, plants, and equipment, with the difference included in Goodwill. The final allocation of the purchase price will be based on a third-party valuation of the acquired business, which will be completed in 2015.

Alcoa and subsidiaries

Statement of Consolidated Cash Flows (unaudited)

(in millions)

	Year ended December 31,
	2013	2014
CASH FROM OPERATIONS
Net (loss) income	$(2,244)	$177
Adjustments to reconcile net (loss) income to cash from operations:
Depreciation, depletion, and amortization	1,422	1,372
Deferred income taxes	178	(41)
Equity income, net of dividends	77	104
Impairment of goodwill	1,731	—
Restructuring and other charges	782	1,168
Net gain from investing activities – asset sales	(10)	(47)
Stock-based compensation	71	87
Excess tax benefits from stock-based payment arrangements	—	(9)
Other	4	66
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) in receivables	(141)	(326)
Decrease (increase) in inventories	25	(355)
(Increase) in prepaid expenses and other current assets	(9)	(11)
Increase in accounts payable, trade	326	256
(Decrease) in accrued expenses	(418)	(451)
(Decrease) increase in taxes, including income taxes	(43)	13
Pension contributions	(462)	(501)
(Increase) in noncurrent assets	(153)	(19)
Increase in noncurrent liabilities	442	191

CASH PROVIDED FROM OPERATIONS	1,578	1,674

FINANCING ACTIVITIES
Net change in short-term borrowings (original maturities of three months or less)	5	(2)
Additions to debt (original maturities greater than three months)	1,852	2,878
Debt issuance costs	(3)	(17)
Payments on debt (original maturities greater than three months)*	(2,317)	(1,723)
Proceeds from exercise of employee stock options	13	148
Excess tax benefits from stock-based payment arrangements	—	9
Issuance of mandatory convertible preferred stock	—	1,213
Dividends paid to shareholders	(132)	(161)
Distributions to noncontrolling interests	(109)	(120)
Contributions from noncontrolling interests	12	53
Acquisitions of noncontrolling interests	—	(28)

CASH (USED FOR) PROVIDED FROM FINANCING ACTIVITIES	(679)	2,250

INVESTING ACTIVITIES
Capital expenditures	(1,193)	(1,219)
Acquisitions, net of cash acquired**	—	(2,385)
Proceeds from the sale of assets and businesses	13	253
Additions to investments	(293)	(195)
Sales of investments	—	57
Net change in restricted cash	170	(2)
Other	13	31

CASH USED FOR INVESTING ACTIVITIES	(1,290)	(3,460)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(33)	(24)

Net change in cash and cash equivalents	(424)	440
Cash and cash equivalents at beginning of year	1,861	1,437

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,437	$1,877

*	In the first quarter of 2014, holders of $575 principal amount of Alcoa’s 5.25% Convertible Notes due March 15, 2014 (the “Notes”) exercised their option to convert the Notes into 89 million shares of Alcoa common stock. This transaction was not reflected in the Statement of Consolidated Cash Flows for the year ended December 31, 2014 as it represents a noncash financing activity.
**	In the fourth quarter of 2014, Alcoa paid $2,995 (net of cash acquired) to acquire an aerospace business, Firth Rixson. A portion of this consideration was paid through the issuance of 37 million shares in Alcoa common stock valued at $610. The issuance of common stock was not reflected in the Statement of Consolidated Cash Flows for the year ended December 31, 2014 as it represents a noncash investing activity.

Alcoa and subsidiaries

Segment Information (unaudited)

(dollars in millions, except realized prices; production and shipments in thousands of metric tons [kmt])

	4Q13	2013	1Q14	2Q14	3Q14	4Q14	2014
Alumina:
Alumina production (kmt)	4,249	16,618	4,172	4,077	4,196	4,161	16,606
Third-party alumina shipments (kmt)	2,578	9,966	2,649	2,361	2,714	2,928	10,652
Third-party sales	$832	$3,326	$845	$761	$886	$1,017	$3,509
Intersegment sales	$546	$2,235	$510	$480	$482	$469	$1,941
Equity loss	$(2)	$(4)	$(5)	$(7)	$(7)	$(10)	$(29)
Depreciation, depletion, and amortization	$102	$426	$97	$100	$100	$90	$387
Income taxes	$21	$66	$40	$12	$26	$75	$153
After-tax operating income (ATOI)	$70	$259	$92	$38	$62	$178	$370

Primary Metals:
Aluminum production (kmt)	866	3,550	839	795	760	731	3,125
Third-party aluminum shipments (kmt)	717	2,801	617	638	642	637	2,534
Alcoa’s average realized price per metric ton of aluminum	$2,157	$2,243	$2,205	$2,291	$2,538	$2,578	$2,405
Third-party sales	$1,618	$6,596	$1,424	$1,659	$1,865	$1,852	$6,800
Intersegment sales	$526	$2,621	$734	$718	$730	$749	$2,931
Equity (loss) income	$(22)	$(51)	$(28)	$(17)	$—	$11	$(34)
Depreciation, depletion, and amortization	$128	$526	$124	$129	$124	$117	$494
Income taxes	$(34)	$(74)	$(11)	$30	$95	$89	$203
ATOI	$(35)	$(20)	$(15)	$97	$245	$267	$594

Global Rolled Products:
Third-party aluminum shipments (kmt)	454	1,905	467	504	506	487	1,964
Third-party sales	$1,645	$7,106	$1,677	$1,860	$1,926	$1,888	$7,351
Intersegment sales	$37	$178	$43	$44	$52	$46	$185
Equity loss	$(4)	$(13)	$(5)	$(6)	$(8)	$(8)	$(27)
Depreciation, depletion, and amortization	$58	$226	$58	$58	$62	$57	$235
Income taxes	$5	$108	$34	$23	$42	$25	$124
ATOI	$21	$252	$59	$79	$103	$71	$312

Engineered Products and Solutions:
Third-party aluminum shipments (kmt)	56	229	58	62	64	62	246
Third-party sales	$1,405	$5,733	$1,443	$1,502	$1,495	$1,566	$6,006
Depreciation, depletion, and amortization	$40	$159	$40	$41	$40	$52	$173
Income taxes	$79	$348	$91	$102	$100	$81	$374
ATOI	$168	$726	$189	$204	$209	$165	$767

Reconciliation of total segment ATOI to consolidated net (loss) income attributable to Alcoa:
Total segment ATOI	$224	$1,217	$325	$418	$619	$681	$2,043
Unallocated amounts (net of tax):
Impact of LIFO	40	52	(7)	(8)	(18)	(21)	(54)
Interest expense	(73)	(294)	(78)	(69)	(81)	(80)	(308)
Noncontrolling interests	(29)	(41)	19	9	18	45	91
Corporate expense	(72)	(284)	(67)	(70)	(74)	(83)	(294)
Impairment of goodwill	(1,731)	(1,731)	—	—	—	—	—
Restructuring and other charges	(283)	(607)	(321)	(77)	(189)	(307)	(894)
Other	(415)	(597)	(49)	(65)	(126)	(76)	(316)

Consolidated net (loss) income attributable to Alcoa	$(2,339)	$(2,285)	$(178)	$138	$149	$159	$268

The difference between certain segment totals and consolidated amounts is in Corporate.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited)

(dollars in millions)

Adjusted EBITDA Margin	Quarter ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014

Net (loss) income attributable to Alcoa	$(2,339)	$149	$159	$(2,285)	$268

Add:
Net income (loss) attributable to noncontrolling interests	29	(18)	(45)	41	(91)
Provision for income taxes	312	199	120	428	320
Other (income) expenses, net	(10)	23	(6)	(25)	47
Interest expense	112	126	122	453	473
Restructuring and other charges	380	209	388	782	1,168
Impairment of goodwill	1,731	—	—	1,731	—
Provision for depreciation, depletion, and amortization	350	347	335	1,421	1,371

Adjusted EBITDA	$565	$1,035	$1,073	$2,546	$3,556

Sales	$5,585	$6,239	$6,377	$23,032	$23,906

Adjusted EBITDA Margin	10.1%	16.6%	16.8%	11.1%	14.9%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow	Quarter ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014

Cash from operations	$920	$249	$1,458	$1,578	$1,674

Capital expenditures	(422)	(283)	(469)	(1,193)	(1,219)

Free cash flow	$498	$(34)	$989	$385	$455

Free Cash Flow is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures due to the fact that these expenditures are considered necessary to maintain and expand Alcoa’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per-share amounts)

Adjusted Income	Quarter ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014

Net (loss) income attributable to Alcoa	$(2,339)	$149	$159	$(2,285)	$268

Restructuring and other charges	302	175	200	585	703

Discrete tax items*	364	25	16	360	33

Other special items**	1,713	21	57	1,697	112

Net income attributable to Alcoa – as adjusted	$40	$370	$432	$357	$1,116

Diluted EPS:
Net (loss) income attributable to Alcoa	$(2.19)	$0.12	$0.11	$(2.14)	$0.21

Net income attributable to Alcoa – as adjusted	0.04	0.31	0.33	0.33	0.92

Net income attributable to Alcoa – as adjusted is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews the operating results of Alcoa excluding the impacts of restructuring and other charges, discrete tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes that it is appropriate to consider both Net (loss) income attributable to Alcoa determined under GAAP as well as Net income attributable to Alcoa – as adjusted.

*	Discrete tax items include the following:

•	for the quarter ended December 31, 2014, a charge for the remeasurement of certain deferred tax assets of a subsidiary in Spain due to a tax rate change ($16), a benefit for an adjustment to the remeasurement of certain deferred tax assets of a subsidiary in Brazil due to a tax rate change ($3), and a net charge for a number of small items ($3);

•	for the quarter ended September 30, 2014, a charge for the remeasurement of certain deferred tax assets of a subsidiary in Brazil due to a tax rate change ($34) and a net benefit for a number of small items ($9);

•	for the quarter ended December 31, 2013, a charge for valuation allowances related to certain Spain and U.S. deferred tax assets ($372) and a net benefit for other miscellaneous items ($8);

•	for the year ended December 31, 2014, a charge for the remeasurement of certain deferred tax assets of a subsidiary in Brazil due to a tax rate change ($31), a charge for the remeasurement of certain deferred tax assets of a subsidiary in Spain due to a tax rate change ($16), and a net benefit for a number of other items ($14); and

•	for the year ended December 31, 2013, a charge for valuation allowances related to certain Spain and U.S. deferred tax assets ($372), a benefit related to the reinstatement under the American Taxpayer Relief Act of 2012 of two tax provisions that were applied in 2013 to Alcoa’s U.S income tax return for calendar year 2012 ($19), a charge related to prior year taxes in Spain and Australia ($10), and a net benefit for other miscellaneous items ($3).

**	Other special items include the following:

•	for the quarter ended December 31, 2014, an unfavorable tax impact resulting from the difference between Alcoa’s consolidated estimated annual effective tax rate and the statutory rates applicable to special items ($81), a favorable tax impact related to the interim period treatment of operational losses in certain foreign jurisdictions for which no tax benefit was recognized ($44), costs associated with current and future acquisitions of aerospace businesses ($22), and a net favorable change in certain mark-to-market energy derivative contracts ($2);

•	for the quarter ended September 30, 2014, a favorable tax impact resulting from the difference between Alcoa’s consolidated estimated annual effective tax rate and the statutory rates applicable to special items ($33), a write-down of inventory related to the permanent closure of smelters in Italy and Australia ($27), costs associated with a planned acquisition of an aerospace business ($14), a net unfavorable change in certain mark-to-market energy derivative contracts ($14), a gain on the sale of an equity investment in a China rolling mill ($9), and an unfavorable tax impact related to the interim period treatment of operational losses in certain foreign jurisdictions for which no tax benefit was recognized ($8);

•	for the quarter ended December 31, 2013, an impairment of goodwill ($1,719), an unfavorable impact related to a temporary shutdown of one of the two smelter potlines at the joint venture in Saudi Arabia due to a period of pot instability ($9), a net favorable change in certain mark-to-market energy derivative contracts ($7), an insurance recovery related to the March 2012 cast house fire at the Massena, NY location ($5), and a favorable tax impact related to the interim period treatment of operational losses in certain foreign jurisdictions for which no tax benefit was recognized during the nine months ended September 30, 2013 ($3);

•	for the year ended December 31, 2014, the write-down of inventory related to the permanent closure of a smelter in Italy, a smelter and two rolling mills in Australia, and a smelter in the United States ($47), costs associated with current and future acquisitions of aerospace businesses ($47), a gain on the sale of both a mining interest in Suriname and an equity investment in a China rolling mill ($20), an unfavorable impact related to the restart of one potline at the joint venture in Saudi Arabia that was previously shut down due to a period of pot instability ($19), costs associated with preparation for and ratification of a new labor agreement with the United Steelworkers ($11), a net unfavorable change in certain mark-to-market energy derivative contracts ($6), and a loss on the write-down of an asset to fair value ($2); and

•	for the year ended December 31, 2013, an impairment of goodwill ($1,719), a net insurance recovery related to the March 2012 cast house fire at the Massena, NY location ($22), a net favorable change in certain mark-to-market energy derivative contracts ($15), an unfavorable impact related to a temporary shutdown of one of the two smelter potlines at the joint venture in Saudi Arabia due to a period of pot instability ($9), and a write-down of inventory related to the permanent closure of two potlines at a smelter in Canada and a smelter in Italy ($6).

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions)

Days Working Capital	Quarter ended
	December 31,	September 30,	December 31,
	2013	2014	2014

Receivables from customers, less allowances	$1,383	$1,526	$1,513
Add: Deferred purchase price receivable*	339	438	395

Receivables from customers, less allowances, as adjusted	1,722	1,964	1,908
Add: Inventories	2,783	3,194	3,064
Less: Accounts payable, trade	2,816	3,016	3,021

Working Capital**	$1,689	$2,142	$1,951

Sales	$5,585	$6,239	$6,377

Days Working Capital	28	32	28

Days Working Capital = Working Capital divided by (Sales/number of days in the quarter).

*	The deferred purchase price receivable relates to an arrangement to sell certain customer receivables to several financial institutions on a recurring basis. Alcoa is adding back this receivable for the purposes of the Days Working Capital calculation.

**	Beginning January 1, 2014, management changed the manner in which Working Capital is measured by moving from an end of quarter Working Capital to an average quarter Working Capital. This change will now reflect the capital tied up during a given quarter. As such, the components of Working Capital for each period presented represent the average of the ending balances in each of the three months during the respective quarter.

Net Debt-to-Capital	December 31, 2014
	Debt-to- Capital	Cash and Cash Equivalents	Net Debt-to- Capital

Total Debt
Short-term borrowings	$54
Long-term debt due within one year	29
Long-term debt, less amount due within one year	8,769

Numerator	$8,852	$1,877	$6,975

Total Capital
Total debt	$8,852
Total equity	14,813

Denominator	$23,665	$1,877	$21,788

Ratio	37.4%		32.0%

Net debt-to-capital is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management assesses Alcoa’s leverage position after factoring in available cash that could be used to repay outstanding debt.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Alumina					Primary Metals
Adjusted EBITDA	Quarter ended			Year ended		Quarter ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2013	2014	2014	2013	2014

After-tax operating income (ATOI)	$70	$62	$178	$259	$370	$(35)	$245	$267	$(20)	$594

Add:
Depreciation, depletion, and amortization	102	100	90	426	387	128	124	117	526	494
Equity loss (income)	2	7	10	4	29	22	—	(11)	51	34
Income taxes	21	26	75	66	153	(34)	95	89	(74)	203
Other	(1)	(2)	2	(6)	(28)	(6)	1	(2)	(8)	(6)

Adjusted EBITDA	$194	$193	$355	$749	$911	$75	$465	$460	$475	$1,319

Production (thousand metric tons) (kmt)	4,249	4,196	4,161	16,618	16,606	866	760	731	3,550	3,125

Adjusted EBITDA / Production ($ per metric ton)	$46	$46	$85	$45	$55	$87	$612	$629	$134	$422

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Global Rolled Products					Engineered Products and Solutions
Adjusted EBITDA	Quarter ended			Year ended		Quarter ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014	2013	2014	2014*	2013	2014*

After-tax operating income (ATOI)	$21	$103	$71	$252	$312	$168	$209	$165	$726	$767

Add:
Depreciation, depletion, and amortization	58	62	57	226	235	40	40	52	159	173
Equity loss	4	8	8	13	27	—	—	—	—	—
Income taxes	5	42	25	108	124	79	100	81	348	374
Other	1	—	—	—	(1)	(2)	2	(2)	(2)	—

Adjusted EBITDA	$89	$215	$161	$599	$697	$285	$351	$296	$1,231	$1,314

Total shipments (thousand metric tons) (kmt)	481	526	508	1,989	2,056

Adjusted EBITDA / Total shipments ($ per metric ton)	$185	$409	$317	$301	$339

Third-party sales						$1,405	$1,495	$1,566	$5,733	$6,006

Adjusted EBITDA Margin						20.3%	23.5%	18.9%	21.5%	21.9%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

*	In the quarter and year ended December 31, 2014, the Third-party sales and Adjusted EBITDA of Engineered Products and Solutions includes $81 and $(10), respectively, related to the acquisition of an aerospace business, Firth Rixson. Excluding these amounts, EBITDA Margin was 20.6% and 22.3% for the quarter and year ended December 31, 2014, respectively.

ASX Announcement	7 January 2015

Directors’ Interest

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Colin Hendry
Colin Hendry
Assistant Company Secretary

7 January 2015

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter WASOW

Date of last notice	10 February 2014

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	50,000 fully paid ordinary shares held by the Wasow Superannuation Fund of which Mr Wasow is a beneficiary.

Date of change

No. of securities held prior to change

Class

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	50,000 fully paid ordinary shares held by the Wasow Superannuation Fund of which Mr Wasow is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	(1) Performance Rights granted under Alumina Long Term Incentive Plan, subject to shareholder approval

(2) Conditional Share Rights granted under terms of Employment Contract
Nature of interest	(1) Performance Rights granted under Alumina Long Term Incentive Plan, subject to shareholder approval

(2) Conditional Share Rights granted under terms of Employment Contract
Name of registered holder (if issued securities)	N/A

Date of change	(1) 5 January 2015 (2) 7 January 2015
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	(1) 243,900 Performance Rights (2) 114,930 Conditional Share Rights
Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	(1)	Mr Wasow has been granted 243,900 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2015 Annual General Meeting.

	(2)	Mr Wasow has been granted 114,930 Conditional Share Rights under the terms of his Employment Contract

Interest after change	(1)	243,900 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan, subject to shareholder approval and 404,000 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

	(2)	279,838 Conditional Share Rights in Alumina Limited granted under the terms of Employment Contract and held, and will vest subject to continuous employment of 18 months from grant date and are restricted from disposal until 3 years has elapsed from the grant date.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

ASX Announcement	22 December 2014

The Ma’aden and Alcoa World Alumina & Chemicals (AWAC) Saudi Arabian refinery

Alumina Limited announces that the Ma’aden and Alcoa World Alumina & Chemicals (AWAC) alumina refinery in Saudi Arabia has produced its first alumina from Saudi Arabian bauxite.

The alumina refinery at Ras Al Khair and the bauxite mine at Al Ba’itha in Saudi Arabia is owned 74.9% by Ma’aden and 25.1% by AWAC. This joint venture project with Ma’aden is AWAC’s major growth project. It will provide additional alumina production capacity in a major growth region for the aluminium industry and further reduce AWAC’s low refinery cash cost position.

Ma’aden and Alcoa Inc’s statement regarding the refinery’s milestone is attached for reference.

AWAC is a joint venture between Alumina Limited and Alcoa Inc. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

For investor enquiries:	For media enquiries:
Chris Thiris Investor Relations Phone: +61 418 388 122 chris.thiris@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

/s/ Stephen Foster

Stephen Foster

Company Secretary

22 December 2014

December 21, 2014

Refinery at Ma’aden-Alcoa Joint Venture Produces First Alumina from Saudi Bauxite

Milestone marks commencement of fully integrated operations from mine to metal at Ma’aden Aluminium

RIYADH, Saudi Arabia & NEW YORK—(BUSINESS WIRE)—The Saudi Arabian Mining Company (Ma’aden) and lightweight metals leader Alcoa (NYSE:AA) today announced that the alumina refinery at their joint venture aluminum complex in Saudi Arabia has successfully produced its first alumina from Saudi Arabian bauxite. The alumina refinery at Ras Al Khair is the first ever refinery to be constructed and operated in the region.

The milestone marks the commencement of the final link in the supply chain of this fully integrated aluminum facility. The alumina refinery will refine Saudi Arabian bauxite, supplied from Ma’aden Aluminium’s mine at Al Ba’itha and transported by 600 km rail to Ras Al Khair. The alumina from this refinery will feed into the Ma’aden Aluminium Smelter which produces the aluminum needed for the Ma’aden Aluminium Rolling Mill. This fully integrated chain delivers operational efficiency and creates the most competitive aluminum complex in the world.

Once fully operational the refinery will produce 1.8 million mtpy of alumina. The alumina will be transported by conveyor to the adjacent smelter to produce 740,000 mtpy of high quality aluminum products for customers in the Gulf region and in international markets.

“We are building a minerals and metals industry in Saudi Arabia that maximizes the value of the nation’s mineral resources; contributes to sustainable economic diversification and shareholder value; provides high value job opportunities for Saudis and a reliable supply of quality products to our global customers. This milestone marks a significant moment for our industry in Saudi Arabia and the broader GCC region,” said Khalid Mudaifer, President and CEO of Ma’aden.

“As the lowest cost aluminum complex in the world, the Ma’aden Alcoa joint venture is an important plank of Alcoa’s strategy to create a globally competitive commodity business,” said Klaus Kleinfeld, Alcoa Chairman and Chief Executive Officer. “The first alumina milestone is another demonstration of our disciplined execution as we transform Alcoa to create sustainable shareholder value.”

About the Ma’aden Alcoa joint venture

In its initial phases, the joint venture will develop a fully integrated industrial complex which will become the world’s preeminent primary aluminum, alumina and aluminum products, with access and proximity to growing world markets. The complex comprises:

A bauxite mine with an initial capacity of 4,000,000 metric tons per year

An alumina refinery with an initial capacity of 1,800,000 metric tons per year

An aluminum smelter with an initial capacity of 740,000 metric tons per year

The rolling mill, with initial capacity of 380,000 metric tons per year.

About Ma’aden

Ma’aden is a leading mining and metals company in the Kingdom of Saudi Arabia, with a diverse portfolio of mineral assets at various stages of development including exploration, development and production. Ma’aden has a broad commodity focus spanning gold, phosphate, aluminum, magnesia, low-grade bauxite, industrial minerals, and is continually assessing opportunities to enter into new commodities that demonstrate strong long-term fundamentals and opportunities for growth. Ma’aden’s objective is to become a world class diversified mining and minerals company, and to enhance overall value for its shareholders. Its mission is to be a profitable, publicly owned, international mining company, while maintaining the utmost concern for human resources, health, safety, environmental and social issues. For more information please visit. www.maaden.com.sa.

About Alcoa

A global leader in lightweight metals technology, engineering and manufacturing, Alcoa innovates multi-material solutions that advance our world. Our technologies enhance transportation, from automotive and commercial transport to air and space travel, and improve industrial and consumer electronics products. We enable smart buildings, sustainable food and beverage packaging, high-performance defense vehicles across air, land and sea, deeper oil and gas drilling and more efficient power generation. We pioneered the aluminum industry over 125 years ago, and today, our approximately 62,000 people in 30 countries deliver value-add products made of titanium, nickel and aluminum, and produce best-in-class bauxite, alumina and primary aluminum products. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa and follow us on Facebook at www.facebook.com/Alcoa.

ASX Announcement	18 December 2014

Share Trading Policy

Pursuant to Listing Rule 12.10, please find attached, for immediate release, a revised copy of Alumina Limited’s Share Trading Policy as adopted by the Board of Directors on 15 December 2014.

/s/ Stephen Foster

Stephen Foster

Company Secretary

18 December 2014

Securities Dealing Policy

Securities Dealing Policy

Introduction

This document sets out the Company’s policy on its directors and employees buying, selling and otherwise dealing in the Company’s Securities.

Directors and employees are encouraged to be long-term holders of the Company’s Securities. However, it is important that care is taken in the timing of any dealings in such Securities.

The purpose of this document is to assist directors and employees to avoid conduct known as ‘insider trading’. In some respects, the Company’s policy extends beyond the strict requirements of the Corporations Act.

This document provides a basic explanation of what constitutes insider trading and the Company’s policy to prevent it, including:

•	a description of what conduct may constitute insider trading;

•	a description of the safest times for directors and employees to deal in the Company’s Securities in order to minimise the risk of insider trading;

•	a description of the times when Company policy restricts dealings in the Company’s Securities; and

•	the steps for directors and employees to take when dealing in the Company’s Securities.

Paragraph 6 below sets out some definitions which apply in this document.

1.	What is Insider Trading?

1.1	Prohibition

In broad terms, a person will be guilty of insider trading if:

(a)	that person possesses information which is not generally available to the market and, if it were generally available to the market, would be likely to have a material effect on the price or value of a company’s Securities (ie, information that is ‘price sensitive’); and

(b)	that person:

(i)	applies for, acquires or disposes of those Securities or agrees to do so;

(ii)	procures, encourages, incites or induces any other person (for example, a family member, friend, or family company or trust) to do any of the above things; or

(iii)	directly or indirectly communicates that information to a third party where that person knows, or ought reasonably to know, that the third party would be likely to use the information to do any of the above things.

Information is generally available where the information is:

•	readily observable; or

•	made known in a manner that would, or would be likely to, bring it to the attention of people who commonly invest in the relevant company’s Securities or Securities of a kind similar to the relevant company’s Securities, and a reasonable period has elapsed to allow the information to be disseminated; or

•	able to be deduced, concluded or inferred from those types of information.

1.2	Penalties

Insider trading is a criminal offence.

The criminal penalties for a breach of the insider trading prohibition include:

•	for an individual – a fine of up to $220,000 and a jail term of up to 5 years; and

•	for a corporation – a fine of up to $1,100,000.

In addition, the insider trader, and any other persons involved in the contravention, may also be liable to compensate third parties for any resulting loss.

1.3	Examples

To illustrate the prohibition described above, the following are possible examples of price sensitive information which, if made available to the market, may be likely to affect materially the price of the Company’s Securities:

•	the Company’s financial results or dividend materially exceeding (or falling short of) the market’s expectations.

•	the Company considering the acquisition, expansion or disposal of an interest in a major project;

•	the threat of major litigation by or against the Company;

•	a substantial change to the terms of the AWAC agreements or the AWAC partnership;

•	the likely discovery of a major ore body.

1.4	Dealing through third parties

A person does not need to be a director or employee of the Company to be guilty of insider trading in relation to the Company’s Securities. The prohibition extends to dealings by directors and employees through nominees, agents or other associates, such as family members, family trusts and family companies.

1.5	Information however obtained

It does not matter how or where the person obtains the information - it does not have to be obtained from the Company to constitute inside information.

1.6	Equity incentive schemes

The prohibition does not apply to applications for, and acquisitions under such applications of, Securities by employees under an equity incentive scheme operated by the Company. However, the prohibition will apply to the disposal of Securities acquired under such a scheme. It could also apply to the exercise of options over or other rights to acquire Securities granted under an equity incentive scheme.

2.	Policy for Dealing in the Company’s Securities

2.1	General rule

Directors and employees of the Company must not deal in the Company’s Securities when they are in possession of price sensitive information which is not generally available to the market.

2.2	Safest times to deal in the Company’s Securities

Strictly speaking, there is no particular time during which it is safe to deal in the Company’s Securities. The sole test is whether, at the particular time, a director or employee is in possession of price sensitive information which is not generally available in the market.

As a matter of practice, however, the following periods are the most appropriate times for directors and employees to deal in the Company’s Securities:

•	in the four weeks following the release of the annual results;

•	in the four weeks following the release of the half-yearly results;

•	in the four weeks following the annual general meeting.

Even at these times, it is important to be aware that there may be occasions when it is not proper for directors or employees to deal in the Company’s Securities because of their knowledge of impending or actual developments which are not known in the market place. There are, of course, times when a company is considering a major event (such as those referred to in paragraph 2.3 above) and will not advise the market of this until the occurrence of the event is more certain.

2.3	Restrictions on dealing in the Company’s Securities

Directors and employees must not deal in any of the Company’s Securities during a “closed” period. A “closed” period is the period from the end of the financial year or half financial year to the time of release of the annual or half year results.

Exception for equity incentive schemes

The restrictions in paragraph 3.3 above and the requirements of paragraph 4 below do not apply to the application for, and the acquisition under such application of, Securities offered under an equity incentive scheme operated by the Company. Nor do they apply to the automatic vesting of rights under an equity incentive scheme (ie, where no exercise is required to acquire the underlying Securities).

Exercise of options over or other rights to acquire shares in the Company under an equity incentive scheme will, however, not be permitted during a closed period. The requirements of paragraph 4 below will also apply to exercise of such options or rights.

Any other dealings with Securities granted under an equity incentive scheme (including Securities acquired upon exercise or vesting of options or rights) will be subject to the requirements of this document, including the restrictions that apply during closed periods, as well as the requirements of the insider trading prohibitions.

2.4	No short-term dealing in the Company’s Securities

It is also contrary to Company policy for directors and employees to be engaged in short-term dealing in the Company’s Securities (ie dealing in the same Securities within a 12 month period). This prohibition does not restrict the vesting or exercise of options over or other rights to acquire shares in the Company under an equity incentive scheme operated by the Company, and the subsequent disposal of those shares within a 12 month period. Similarly, the sale of such shares at the end of a restriction period applying under such a scheme is not prohibited.

2.5	Dealing in products relating to the Company’s Securities

Directors and employees are prohibited from:

•	dealing in financial products issued or created over the Company’s Securities by third parties; and

•	entering into transactions in financial products which operate to limit the economic risk of their holdings of the Company’s Securities.

3.	Disclosure Policy

Any director or employee wishing to deal in the Company’s Securities must advise the Chairman (in the case of directors) or the Managing Director (in the case of an employee) of their intention to do so before dealing in such Securities. The Chairman shall advise the Managing Director if he is wishing to deal in the Company’s Securities. If the Chairman is unable to be advised by directors, the Managing Director shall be advised. In the case of employees, if the Managing Director is unable to be advised, the Company Secretary shall be advised. This notification obligation operates at all times (even during the periods specified in paragraph 3.2 above).

Directors and employees must not deal in the Company’s Securities until approval has been given by the Chairman, Managing Director or Company Secretary (as the case may be). Clearance must not be given to deal in the Company’s Securities during:

•	any closed period;

•	any period when there exists any matter which constitutes unpublished price sensitive information in relation to the Company’s Securities; or

•	any period when the proposed dealing is in breach of this document.

This procedure should prevent potential embarrassment and adverse publicity concerning dealing in the Company’s Securities when, for example, there may be important corporate information (whether or not material in a legal context) not publicly released, or when projected financial results may deviate from market expectation.

ASX Notification by Directors

Broadly speaking, the Corporations Act obliges a director to notify the ASX within 14 days after their appointment of the director’s relevant interests in securities of the Company (including shares, options and debentures) and of the director’s interests in contracts relating to shares or debentures of the Company. The director must also notify the ASX within 14 days after any change in such interests.

In addition, under the ASX Listing Rules the Company is required to notify the ASX of such matters within 5 business days after the director’s appointment or the change occurring (as applicable). Directors have agreed with the Company to provide notice of such matters to the Company as soon as possible to enable the Company to comply with its obligations under the Listing Rules. A notice given by the Company to the ASX under the ASX Listing Rules satisfies the director’s obligations to notify the ASX under the Corporations Act.

Any director requiring assistance in this regard should contact the Company Secretary.

4.	Definitions

For the purposes of this document, the following terms have the meaning set out below:

Corporations Act means the Corporations Act 2001 (Cth).

deal includes, in relation to Securities, an acquisition or disposal of the Securities, or the entry into any agreement to do any of those things.

Securities include shares, options over shares, rights to acquire shares, debentures, derivatives and other financial products covered by section 1042A of the Corporations Act.

ASX Announcement	2 December 2014

Completion of Sale of AWAC’s Stake in Jamalco Refinery

Alumina Limited announces that Alcoa World Alumina LLC (“AWA”) has completed the sale of its 55 per cent interest in the Jamalco alumina refinery in Jamaica, to Noble Group Limited (Noble) for a cash consideration of US$140 million. AWA will provide compensated management services to Jamalco for a period of 3 years from closing.

Alcoa Inc’s statement regarding the sale is attached for reference.

AWAC (which includes AWA) is a joint venture between Alumina Limited and Alcoa Inc. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

For investor enquiries:	For media enquiries:
Chris Thiris Investor Relations Phone: +61 3 8699 2607 chris.thiris@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

/s/ Stephen Foster

Stephen Foster

Company Secretary

2 December 2014

December 1, 2014

Alcoa Completes Sales of Two Upstream Assets

Mt. Holly Smelter and Jamalco Divestitures Further Company Strategy to Create a Globally Competitive Commodity Business

NEW YORK—(BUSINESS WIRE)—Alcoa (NYSE: AA) today announced that it has completed two previously-announced sales within its Global Primary Products portfolio. The divestitures, one in the United States and the second in Jamaica, are aligned with Alcoa’s strategy to lower its cost base and create a globally competitive business.

Alcoa World Alumina and Chemicals (AWAC) finalized the sale of its 55 percent ownership stake in the Jamalco bauxite mining and alumina refinery joint venture to Noble Group Ltd. The Company completed the sale, announced on October 15, 2014, after receiving all regulatory approvals. Jamalco is located in Clarendon, Jamaica.

AWAC will continue as Jamalco’s managing operator for three years under a compensated service agreement and employees remain employed by Jamalco. AWAC is the joint venture owned 60 percent by Alcoa and 40 percent by Alumina Limited of Australia.

Alcoa also finalized the sale of its 50.3 percent interest in the Mt. Holly aluminum smelter in Goose Creek, South Carolina, to Century Aluminum Company. The smelter has the capacity to produce 229,000 metric tons of aluminum annually. Alcoa announced its plan to sell its stake to Century on October 23, 2014.

Both sales are in line with Alcoa’s strategy to create a globally competitive commodity business. In its Primary Metals business, the Company has curtailed, closed or sold 1.3 million metric tons, or 31 percent of its highest cost global smelting capacity since 2007. At Alcoa’s 2014 Investor Day, the Company reaffirmed its goal to lower its position on the global aluminum cost curve by five percentage points from the 43rd percentile to the 38th percentile by 2016. In its Alumina business, the Company said that its position on the alumina cost curve had improved to the 25th percentile in 2014 from the 27th percentile in 2013. Alcoa also reaffirmed its goal to further improve that cost position to the 21st percentile by 2016.

About Alcoa

A global leader in lightweight metals technology, engineering and manufacturing, Alcoa innovates multi-material solutions that advance our world. Our technologies enhance transportation, from automotive and commercial transport to air and space travel, and improve industrial and consumer electronics products. We enable smart buildings, sustainable food and beverage packaging, high-performance defense vehicles across air, land and sea, deeper oil and gas drilling and more efficient power generation. We pioneered the aluminum industry over 125 years ago, and today, our approximately 62,000 people in 30 countries deliver value-add products made of titanium, nickel and aluminum, and produce best-in-class bauxite, alumina and primary aluminum products. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa and follow us on Facebook at www.facebook.com/Alcoa.

ASX Announcement	29 October 2014

Presentation at Metal Bulletin Conference

Attached is a copy of a presentation prepared by Mr Andrew Wood, Group Executive Strategy & Development, for the Metal Bulletin 4th Asian Bauxite & Alumina Conference held on 29 October 2014.

/s/ Stephen Foster

Stephen Foster

Company Secretary

29 October 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

MetalBulletin Events
INDUSTRIAL MINERALS EVENTS
4th Asian Bauxite & Alumina Conference 29 – 30 October 2014
Grand Copthorne Waterfront Hotel, Singapore
Andrew Wood, Group Executive Strategy & Development
Alumina Limited andrew.wood@aluminalimited.com
The market after January 2014 – assessing the challenges and opportunities for bauxite and alumina
ALUMINA LIMITED

Disclaimer
ALUMINA LIMITED
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.
Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s
Form 20-F for the year ended 31 December 2013.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
2

AWAC JV: world’s largest bauxite and alumina producer
ALUMINA LIMITED
Bauxite mines Refineries Smelters Location
San Ciprian
Ma’aden
Guinea
Point Comfort
Jamalco
Suralco
Sao Luis
Trombetas
Juruti
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland
Point Henry
Alcoa Inc. 60% (and manager), Alumina Limited 40% ownership
7 + bauxite mines and 8 refineries, producing 15.8 million tonnes of alumina in 2013 (Jamalco interest to be sold to Noble Group)
JV produced 354,000 tonnes of aluminium in 2013 (Point Henry now shut)
Mine and refinery (1.8 million t) under construction in Saudi Arabia(1) – JV with Ma’aden
(AWAC(2) 25.1%)
(1) Greenfield project due to begin production in the fourth quarter of 2014
(2) AWAC is a joint venture between Alumina Limited (40%) and Alcoa Inc (60%)
3

Strong demand growth for alumina (mainly China, Middle East and India)
ALUMINA LIMITED
Global Metallurgical Alumina Demand Forecast
7% CAGR (Global)
5.5% CAGR (Global, excluding China)
9% CAGR (China)
(million mtons)
140 120 100 80 60 40 20 0
2013 2014f 2015f 2016f 2017f
RoW
OTHER ASIA
MIDDLE EAST
CHINA
Growth requires additional ~20m tonnes of bauxite each year for next 4 years(1)
Source: Global Alumina demand, Harbor Aluminium, October 2014
(1) Alumina Limited estimate based on average 2.5 tonnes of bauxite per tonne of alumina
4

World bauxite supply-demand: gap potentially from 2016
ALUMINA LIMITED
Bauxite supply and demand forecast, 2013-2040 (graph assumes Indonesian export ban is lifted)
Possible
Probable
Committed
Operating
Bauxite Demand
Bauxite Supply m tpy
550
500
450
400
350
300
250
200
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040
Data: CRU Bauxite and Alumina Long Term Market Outlook, July 2014
5

Global bauxite economic reserves
ALUMINA LIMITED
Many deposits exist but unclear when and where sufficient new supply will be mined
Bauxite Reserves – Selected Countries (million tonnes)
World’s largest consumer of bauxite
JAMAICA
Possible: 1,110
Current: 500
VENEZUELA
Possible: 1,800
Current: 300
GUYANA
Possible: 120
Current: 574
GUINEA
Possible: 14,900
Current: 4,000
SURINAME
Possible: 344
Current: 70
BRAZIL
Possible: 8,200
Current: 4,000
CAMEROON
Possible: 1,200
Current: -
INDONESIA
Possible: 1,00
Current: 500
INDIA
Possible: 1,661
Current: 400
AUSTRALIA
Possible: 9,500
Current: 5,400
VIETNAM
Possible: 4,708
Current: 400
CHINA
Possible: 4,000
Current: 900
Bauxite is plentiful but supply growth likely to be limited by:
Differing quality and size of deposits
Expected investment returns and financing issues
Available infrastructure or its cost
Government approvals’ challenges
Community and NGO demands
Competing uses of land
Changing mining codes & taxes
Chart: HARBOR Intelligence, October 2014
6

External impact of Indonesian bauxite ban
ALUMINA LIMITED
Pre-ban huge bauxite stockpiles built up in China
Complete stop in bauxite exports from Indonesia
– no export licences issued
Rate of bauxite imports into China reduced
– 2.86 million tonnes imported in September (mainly from Australia, India)
– 3.3 million tonnes of alumina curtailments in Shandong since January
Wide range of bauxite sources have been trialled by Chinese
– differing sources, types, qualities, costs and freight
– shortfall partly covered by alumina imports
Likely to contribute to longer term world bauxite shortages
– insufficient potential large-scale, low cost mines without large hurdles
7

What has happened in Indonesia since the ban?
ALUMINA LIMITED
Mining of bauxite for export has stopped
Many mines, wash plants and ponds left as they were
Bauxite mining employees lost jobs
Refinery projects in Indonesia not advancing quickly:
- many seeking concurrent exports of bauxite
- significant infrastructure required for many projects
Inauguration of President Joko Widodo on 20 October:
– election campaign included cutting bureaucracy and corruption, attracting investment and building infrastructure
– signs that Jokowi wants “win-win” outcomes so Indonesia gains from bans
– query how long the political settling-in will last and if and when Jokowi may need to resolve any bauxite issues
– in meantime, assume bauxite export ban continues and need to build a refinery
8

Chinese bauxite import volumes and value-in-use price
ALUMINA LIMITED
Australia India Indonesia Others CBIX
Bauxite Import / Mln tonne
9.0
6.0
3.0
0.0
Jan/13 Mar/13 May/13 Jul/13 Sep/13 Nov/13 Jan/14 Mar/14 May/14 Jul/14
CBIX Monthly Ave, US$/tonne
90
60
30
0
Sources: China Customs, CM Group (CBIX VIU price index CFR Shandong) October 2014
9

Chinese alumina import volumes and domestic price
ALUMINA LIMITED
Alumina Import CMAAX
Alumina Import / Mln tonne
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Jan/13 Mar/13 May/13 Jul/13 Sep/13 Nov/13 Jan/14 Mar/14 May/14 Jul/14
CMAAX Monthly Ave, RMB/tonne
2700
2600
2500
2400
2300
2200
2100
2000
Sources: China Customs, CM Group (CMAAX – China domestic SGA price index) October 2014
10

Chinese bauxite inventories reducing
ALUMINA LIMITED
Chinese bauxite inventories by company (at current consumption rates)
Bauxite Inventory - Mln t
0 5 10 15 20 25 30 35 40
Apr/12 Jul/12 Oct/12 Jan/13 Apr/13 Jul/13 Oct/13 Jan/14 Apr/14 Jul/14
Port K J I H G F E D C B A
Source: CM Group with China Customs Data, September 2014
11

China imported bauxite – Atlantic sources at much higher landed prices
ALUMINA LIMITED
Landed prices of imported bauxite
99 89 79 69 59 49 39
Jun-12 Oct-12 Feb-13 Jun-13 Oct-13 Feb-14 Jun-14
AUGUST 2014 GHANA - $93.4 GUINEA – 89.1 (APR ’14) BRAZIL – $83.9
DOM REP – $60.0 AUSTRALIA – $58.4 INDIA – $55.4 MALAYSIA – $52.8 INDONESIA – $52.4 (MAY ’14)
Chinese Imported Bauxite Prices CIF, HARBOR Aluminium with China Customs Data, October 2014
12

China’s domestic bauxite issues ALUMINA LIMITED
Declining grade and allocation system increases costs
Declining bauxite quality in key alumina producing provinces
Alumina/Silica of Bauxite
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2006 2007 2008 2009 2010 2011 2012 2013 2014
Henan Shanxi
Alumina/Silica ratio is a key determinant of bauxite quality Historical pure Bayer process economic limit above 5.0
ViU adjusted bauxite prices
US$/t
80
60
40
20
Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14
Henan Shanxi
Indonesian - Shandong Australian - Shandong
ViU reflects grade, logistics & processing costs
ViU rising faster than costs to mine, reflecting A/S ratio
Source: Left hand side: CM Group, August 2014
Right hand side: Chinese Imported Bauxite Cost, CM Group with China Customs Data, July 2014
13

Indonesia alumina project locations ALUMINA LIMITED
Kep. Riau
W. Kalimantan
Possible coal sources (central Kalimantan)
Planned/proposed
Construction commenced
In commissioning (PT Antam chemical grade refinery)
Source: ESDM, CM Group
14

Indonesia alumina projects (planned and under construction) ALUMINA LIMITED
No. Refinery Name Location Status
Undergoing
1 Antam-CGA West Kalimantan Commission Commenced
2 Hongqiao - Harita West Kalimantan construction*
3 Chalco West Kalimantan Planned
4 Rusal/Arbaya Energi West Kalimantan Planned
5 Antam - SGA West Kalimantan Planned
6 Persada West Kalimantan Planned
7 Mekko West Kalimantan Planned
8 Jinjiang West Kalimantan Planned
9 Putra West Kalimantan Planned
10 Alakasa West Kalimantan Planned
11 DSM West Kalimantan Planned
12 ICBS West Kalimantan Planned
13 MKU Bintan Planned
14 Telaga Bintan Planned
15 Indo Kapuas Bintan Planned
16 Tanjung Air Bintan Planned
17 Hermina Bintan Planned
The estimated cost of a Chinese style modular refinery, built largely in China and installed in Indonesia, is approximately $1200/t, plus costs of coal and bauxite mines and associated infrastructure such as roads and a port
Source: ESDM, CM Group *Query if the project will be completed if the owners are not permitted to export some bauxite
15

Chinese bauxite import volumes forecast to continue to grow ALUMINA LIMITED
Forecast Chinese Bauxite Imports by Destination Province - 2014 to 2023 (mln t/yr)
Inner
Mongolia
Xinjiang
Shanxi Shandong
Henan
Chongqing
Guizhou
Guangxi
Yunnan
million tonnes per year
120
100
80
60
40
20
-
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Merchant Non-Merchant
Shandong to remain the major merchant bauxite-consuming province over the period to 2023 Under-utilised logistics allow Inner Mongolia (rail) and Chongqing (barge) to become new entrants
Henan and Shanxi refineries likely to import significant bauxite tonnes (due to local allocation and quality issues)
Chart: CM Group, January 2014
16

World marginal cost producers in Shandong - Henan and Shanxi may move up curve ALUMINA LIMITED
China Alumina Cash Cost Curve by Province (Q2 2014)
Bauxite Caustic Energy Others
Guangxi Shanxi Guizhou Yunnan Henan Chongqing Shandong IM
CMAAX excl. VAT (Jun-14)
CMAAX-South excl. VAT (Jun-14)
US$/t
500
450
400
350
300
250
200
150
100
50
0
0% 25% 50% 75% 100%
RMB/t
3100
2790
2480
2170
1860
1550
1240
930
620
310
0
Cumulative Production - %
Marginal producers dependent on bauxite imports Deteriorating domestic bauxite grades and allocation issues
- should lead to increased bauxite/alumina imports or higher domestic processing costs
Henan and Shanxi costs could increase as grades deplete and allocation restricts bauxite movements from around 2019
Shandong is global marginal producer, with approx. 20 m tonnes of capacity
Henan & Shanxi are forecast to face similar issues due to worsening bauxite quality
Source: China refinery cash cost curve by province, excluding VAT, CM Group, July 2014
17

Forecast Chinese bauxite imports* to 2024 from potential supply regions (if Indonesian ban is unchanged) - likely greater alumina imports needed to bridge the gap ALUMINA LIMITED
Bauxite Imports, MTPY
150.0
100.0
Possible Greenfields & Brownfields Expansions
Australia
Caribbean
Guinea
Brazil
Existing Non-Indonesian Imports
Demand
50.0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
* Assumes Indonesian bauxite export ban remains in place over the period
Source: CM Group, China Customs
18

Indonesian ban a likely positive for alumina prices ALUMINA LIMITED
Scenarios
Chinese Import
Alumina Prices
Bauxite Price Up? (1)
Up? (1)
Bauxite export ban holds, no refineries built
Chinese bauxite stockpiles will deplete during 2015
Greenfields refinery (earliest 2016), no bauxite exports
Limited volume bauxite exports (earliest 2015) whether permitted due to:
i. corresponding alumina production from a new refinery;
ii. some value-adding beneficiation to bauxite; or
iii. some other policy relaxation
Unlimited volume bauxite exports (unlikely near term) - likely to be at higher cost and lower than historical average volume due to:
i. expected higher tax (up to 50%?)
ii. higher transport costs to river/coast
iii. competing land use costs
iv. greater sustainability costs (social and environmental)
Even at unsustainable historical peaks, Indonesian supply unlikely to meet China’s needs post-2019
(1) Other factors remaining constant. Ticks indicate Alumina Limited’s assessment of relative impact
19

Future impact of Indonesian bauxite ban ALUMINA LIMITED
Assuming ban extends into 2015 then (from 2nd half) potential in China for:
- 10-15 million tonne bauxite gap as stockpiles run out
- alumina produced on bauxite imports may drop by up to 6 million t (annualised)
This may mean:
- acceleration of domestic bauxite usage (bringing forward 2019 gap),
- further alumina imports into China, and
- higher bauxite and alumina prices
At some stage, it is possible that in Indonesia:
- refineries will be built, with permitted pro rata bauxite export and performance bonds and/or
- some export of value-added bauxite short of alumina but beyond standard washing could be permitted and at a higher tax rate
From 2019, demand increase requiring new mines likely to raise Chinese imported bauxite price materially lifting marginal cost of alumina production
20

ALUMINA LIMITED

16 October 2014

Sale of AWAC’s Stake in Jamalco Refinery

Alumina Limited announces that Alcoa World Alumina LLC (“AWA”) has sold its 55 per cent interest in the Jamalco alumina refinery in Jamaica, to Noble Group Limited (Noble) for a cash consideration of US$140 million. AWA will provide management services to Jamalco for a period of 3 years from closing.

This follows the Company’s announcement in June 2014 that a non-binding Letter of Intent with Noble had been entered into. The transaction is expected to close by 31 December 2014, subject to customary regulatory approvals.

The sale is part of AWAC’s strategy of focussing on low cost alumina operations and reducing its position on the global cost curve. The Jamalco refinery is one of AWAC’s higher cost refineries, largely due to energy costs. In the first half of 2014, AWAC’s share of Jamalco’s alumina production was 358,000 tonnes.

AWAC’s 2014 US GAAP result is expected to include a pre-tax loss of approximately US$210 million to US$260 million arising from the sale. Alumina Limited’s share of the loss would be 40%, to be accounted for under International Financial Reporting Standards.

Alcoa Inc’s statement regarding the sale is attached for reference.

AWAC (which includes AWA) is a joint venture between Alumina Limited and Alcoa Inc. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

For investor enquiries:	For media enquiries:
Chris Thiris Investor Relations Phone: +61 3 8699 2607 chris.thiris@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

/s/ Stephen Foster

Stephen Foster

Company Secretary

16 October 2014

October 15, 2014

Alcoa to Sell Stake in Jamalco to Noble

NEW YORK—(BUSINESS WIRE)—Alcoa (NYSE: AA) and Noble Group Ltd (SGX: N21) today announced the signing of a definitive agreement that will result in Alcoa World Alumina and Chemicals (AWAC) selling 100 percent of its ownership stake in the Jamalco bauxite mining and alumina refining joint venture to Noble for $140 million. AWAC will continue as the managing operator for three years under a compensated service agreement and employees will remain employed by Jamalco.

The Jamalco joint venture is 55 percent owned by Alcoa Minerals of Jamaica (AMJ) and 45 percent owned by Clarendon Alumina Production Ltd. (CAP). AMJ is part of the AWAC joint venture, owned 60 percent by Alcoa and 40 percent by Alumina Limited. CAP is a company wholly owned by the Government of Jamaica.

“The decision to sell AWAC’s stake in Jamalco is in line with Alcoa’s global strategy to reshape its upstream portfolio and lower the cost base of our commodity business,” said Bob Wilt, President, Alcoa Global Primary Products. “The sale will help achieve those goals, while maintaining jobs and protecting the economic contributions of Jamalco to Jamaica.”

Mark Hansen, Head of the Metals Division at Noble Group commented, “This transaction will provide Noble with an additional 778,800 metric tons of annual alumina off-take while the Jamaican government retains its 45 percent ownership of the joint venture. This is consistent with Noble’s strategy to secure supply for customers while working with best in class operators such as Alcoa. Noble looks forward to partnering with the Government of Jamaica to continue to build on Jamalco’s robust operating history, and implement an energy solution that will enhance the efficiency of the plant.”

The sale is subject to customary regulatory approvals, and is expected to close by the end of the fourth quarter 2014. As a result of the transaction, Alcoa will record a non-cash loss of approximately $80 million to $100 million, or between $0.07 and $0.09 per share, after-tax and non-controlling interest in the fourth quarter. This sale is in line with Alcoa’s strategy to create a globally competitive commodity business.

Goldman Sachs & Co. acted as an advisor to Noble Group on this transaction.

About Alcoa

A global leader in lightweight metals technology, engineering and manufacturing, Alcoa innovates multi-material solutions that advance our world. Our technologies enhance transportation, from automotive and commercial transport to air and space travel, and improve industrial and consumer electronics products. We enable smart buildings, sustainable food and beverage packaging, high-performance defense vehicles across air, land and sea, deeper oil and gas drilling and more efficient power generation. We pioneered the aluminum industry over 125 years ago, and today, our 60,000 people in 30 countries deliver value-add products made of titanium, nickel and aluminum, and produce best-in-class bauxite, alumina and primary aluminum products. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa and follow us on Facebook at www.facebook.com/Alcoa.

About Noble Group

Noble Group (SGX: N21) manages a portfolio of global supply chains covering a range of industrial and energy products, as well as having a 49% interest in Noble Agri, its agricultural partnership with COFCO. Operating across a multitude of locations and customers, Noble facilitates the marketing, processing, financing and transportation of essential raw materials. Sourcing bulk commodities from low cost regions such as South America, South Africa, Australia and Indonesia, the Group supplies high growth demand markets, particularly in Asia and the Middle East. In order to ensure the integrity of its supply chains, the Group has a portfolio of interests in strategic logistics and processing assets which form an integral part of facilitating its key trade flows. We are ranked number 76 in the 2014 Fortune Global 500. For more information please visit www.thisisnoble.com.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipate,” “expect,” “plan,” “should,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements about Alcoa’s strategies, objectives, goals, targets, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) Alcoa’s inability to lower its position on the world alumina production cost curve or to strengthen the competitive position of its commodity business as targeted or within the time periods anticipated; (b) Alcoa’s inability to complete or to realize expected benefits from the sale of its stake in Alcoa Minerals of Jamaica, L.L.C. as planned or by the targeted completion date; (c) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the proposed sale; (d) changes in preliminary accounting estimates due to the significant judgments and assumptions required; and (e) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2013, Forms 10-Q for the quarters ended March 31, 2014 and June 30, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.